Exhibit 99.5

News Release – 5	May 20, 2019

Auditors Report (Standalone)

Independent Auditor’s Report on standalone audited annual financial results of Tata Motors Limited pursuant to Regulation 33 and Regulation 52 read with Regulation 63(2) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

To

Board of Directors of

Tata Motors Limited

We have audited the standalone annual financial results of Tata Motors Limited for the year ended 31 March 2019, attached herewith, being submitted by the company pursuant to the requirement of Regulation 33 and Regulation 52 read with Regulation 63(2) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘Listing Regulations’). Attention is drawn to the fact that figures for the last quarter ended 31 March 2019 and the corresponding quarter ended in the previous year as reported in these standalone annual financial results are the balancing figures between audited figures in respect of the full financial year and the published year to date figures upto the end of the third quarter of the relevant financial year.

These standalone annual financial results have been prepared on the basis of the annual financial statements and audited quarterly financial results which are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these standalone annual financial results based on our audit of the annual financial statements which have been prepared in accordance with the recognition and measurement principles laid down in the Companies (Indian Accounting Standards) Rules, 2015 as per Section 133 of the Companies Act, 2013 and other accounting principles generally accepted in India and in compliance with the Listing Regulations.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the standalone annual financial results are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by Management. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial statements of one joint operation included in the standalone annual financial results, whose annual financial statements reflect total assets of Rs. 6,345.87 crores as at 31 March 2019 as well as total revenue of Rs. 6,782.43 crores for the year ended 31 March 2019, as considered on a proportionate basis in the standalone annual financial results. These annual financial statements have been audited by other auditor whose report has been furnished to us by the management and our opinion on the standalone annual financial results, to the extent they have been derived from such annual financial statements, is based solely on the report of the other auditor. Our opinion on the standalone annual financial results is not modified in respect of the above matter with respect to our reliance on the work done and the report of the other auditor.

Independent Auditor’s Report on standalone audited annual financial results of Tata Motors Limited pursuant to Regulation 33 and Regulation 52 read with Regulation 63(2) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (continued)

Tata Motors Limited

In our opinion and to the best of our information and according to the explanations given to us these financial results:

(i)	are presented in accordance with the requirements of Regulation 33 and Regulation 52 read with Regulation 63(2) of the Listing Regulations in this regard; and

(ii)	give a true and fair view of the net profit and other comprehensive income and other financial information for the year ended 31 March 2019.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

Yezdi Nagporewalla
Place: Mumbai	Partner
Date: 20 May 2019	Membership No: 049265